EXHIBIT 99.1

IIJ Announces the Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

TOKYO, June 29, 2018 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE1:3774) announces that IIJ has filed its annual report on Form 20-F for the fiscal year ended March 31, 2018 (the “Annual Report”) with the U.S. Securities and Exchange Commission. The Annual Report includes IIJ’s audited consolidated financial statements prepared under accounting principles generally accepted in the United States of America as of and for the fiscal year ended March 31, 2018. The Annual Report is available on IIJ’s following website:

https://www.iij.ad.jp/en/ir/library/sec/index.html

Shareholders of IIJ may request a hard copy of the Annual Report free of charge by emailing ir@iij.ad.jp.

About IIJ
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit IIJ Web site at https://www.iij.ad.jp/en/.

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500
E-mail: ir@iij.ad.jp
URL: https://www.iij.ad.jp/en/